40-33

AIM INVESTMENTS

811-01474
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

06045007

SEC MAIL PROCESSING
RECEIVED
AUG 14 2006
WASH. D.C. 213 SECTION

August 8, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of **Joint Motion to Establish Schedule For Amended Complaints and Responses** and **[Proposed] Order** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
AUG 22 2006
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

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080806 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

S:\srr\Litigation\MDL\Corr\Attachment A amended.doc
080806 vtt

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL No. 1586
THIS DOCUMENT RELATES TO: SUBTRACKS: 1:04-md-15863-JFM, 1:04-md-15864-JFM *Barbara Walsh v. Marsh & McLennan Cos., Inc.*, Civil Action No. 1:04-CV-00888 *Jessica Corbett v. Marsh & McLennan Cos., Inc.*, Civil Action No. 1:04-CV-00883 *Anita Walker v. Massachusetts Financial Services Cos., et al.*, Civil Action No. 1:04-CV-01758 *Miriam Calderon v. Amvescap PLC, et al.*, Civil Action No. 1:04-CV-00824	1:04-md-15863-JFM 1:04-md-15864-JFM Judge J. Frederick Motz

JOINT MOTION TO ESTABLISH SCHEDULE FOR AMENDED COMPLAINTS AND RESPONSES

Plaintiffs and Defendants in the above-referenced subtracks,[1] by and through their respective counsel, jointly move this Court to enter an Order allowing Plaintiffs to file third amended complaints within 45 days of the entry of the Order and to allow Defendants 45 days to answer or otherwise respond to those amended complaints. In support of their Motion, Plaintiffs and Defendants state as follows:

[1] Defendants here include: Marsh & McLennan Companies, Inc., Marsh & McLennan Companies, Inc. Stock Investment Plan Committee, Putnam Investments, LLC, J.W. Greenberg, Sandra S. Wijnberg, William L. Rosoff, Francis N. Bonsignore, AVZ Inc., Amvescap National Trust Company, Massachusetts Financial Services Corporation Retirement Committee, Eric Burns.

1. This Motion applies to the following cases in In re Mutual Funds Investment Litigation subtracks: 1:04-md-15863-JFM and 1:04-md-15864-JFM:

Barbara Walsh v. Marsh & McLennan, et al., Civil Action No. 1:04-CV-00888

Jessica Corbett v. Marsh & McLennan, et al., Civil Action No. 1:04-CV-00883

Anita Walker v. Massachusetts Financial Services Cos., et al., Civil Action No. 1:04-CV-01758

Miriam Calderon v. Amvescap PLC, et al., Civil Action No. 1:04-CV-00824

2. Second amended complaints for all four of these cases were filed on May 8, 2006. Under the current briefing schedule, Defendants' responses to the amended complaints is due on August 11, 2006.

3. In reviewing the respective second amended complaints, Defendants identified issues regarding the proper scope of Plaintiffs' claims. In an effort to avoid unnecessary adversarial motion practice, the parties conferred as to those issues and, as a result, have agreed to the filing of third amended complaints.

WHEREFORE, Plaintiffs and Defendants respectfully request that the Court enter an Order providing that Plaintiffs shall have 45 days to file third amended complaints in each of the above-listed cases and that Defendants shall have 45 days to answer or otherwise respond to those third amended complaints.

Dated: August 4, 2006

By ______/s/______________________

Robert N. Eccles
Gary S. Tell
O'MELVENY & MYERS LLP
1625 Eye St. NW
Washington, DC 20006
telephone: (202) 383-5300

Matthew Eastus
O'MELVENY & MYERS LLP
400 South Hope Street
Los Angeles, CA 90071-2899
telephone: (213) 430-6000

Counsel for Defendants
Marsh & McLennan Companies, Inc., Marsh & McLennan Companies, Inc. Stock Investment Plan Committee, Putnam Investments, LLC, J.W. Greenberg, Sandra S. Wijnberg, William L. Rosoff, Francis N. Bonsignore

By ______/s/______________________

Maura K. Monaghan
Maeve O'Connor
Robert N. Shwartz
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, NY 10022
telephone: (212) 909-6000

Counsel for AVZ Inc., Amvescap National Trust Company

By /s/

Jeffrey Rudman, Esq.
William H. Paine, Esq.
Jonathan A. Shapiro, Esq.
Edward E. Hale, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
telephone: (617) 526-6000

Counsel for Massachusetts Financial Services Corporation Retirement Committee, Eric Burns

By /s/

Robert I. Harwood
Samuel K. Rosen
Wechsler Harwood LLP
488 Madison Avenue
New York, NY 10022
Telephone: (212) 935-7400

Counsel for ERISA Plaintiffs

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL No. 1586
THIS DOCUMENT RELATES TO: SUBTRACKS: 1:04-md-15863-JFM, 1:04-md-15864-JFM *Barbara Walsh v. Marsh & McLennan Cos., Inc.*, Civil Action No. 1:04-CV-00888 *Jessica Corbett v. Marsh & McLennan Cos., Inc.*, Civil Action No. 1:04-CV-00883 *Anita Walker v. Massachusetts Financial Services Cos., et al.*, Civil Action No. 1:04-CV-01758 *Miriam Calderon v. Amvescap PLC, et al.*, Civil Action No. 1:04-CV-00824	1:04-md-15863-JFM 1:04-md-15864-JFM Judge J. Frederick Motz

ORDER

AND NOW, this __ day of ___ 2006, it is hereby ORDERED that the parties Joint Motion to Establish Schedule for Amended Complaints and Responses is GRANTED. Plaintiffs shall file third amended complaints in the above-referenced cases within 45 days of this Order. Defendants shall answer or otherwise respond to the third amended complaints within 45 days of the filing of such complaints.

Frederick J. Motz
United States District Judge